FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September, 2003

El Nino Ventures Inc.

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X___

Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X __

No ____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule.  0-31108

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

El Nino Ventures Inc.

(Registrant)

“Taryn Downing”

Date:   October 31, 2003

(Signature)*

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

EL NINO VENTURES INC.

2303 West 41st Avenue

Vancouver, B.C. V6M 2A3

Telephone: (604) 685-1870  Facsimile: (604) 685-6550

TSX Trade Symbol: ELN

OTCBB:  ELNOF

NEWS RELEASE

September 4, 2003

PRIVATE PLACEMENT

El Nino Ventures Inc. wishes to announce that it has arranged for up to 1,500,000 units at a price of $0.10 per unit for gross proceeds of $150,000.  Each unit will consist of one common share in the capital of the Company and one non-transferable share purchase warrant (the “Warrant”), each Warrant entitling the holder thereof to purchase one additional common share (the “Warrant Shares”) of the Company for a period of two years at a price of $0.13 per Warrant Share.

The Company has yet to determine whether a portion of the common shares to be issued will have flow-through privileges attached to them.  The proceeds of the private placement will be used for acquisition, exploration and development of the Company’s mineral projects and for general working capital.  The foregoing is subject to regulatory approval.

On behalf of the Board of Directors

The TSX Venture Exchange has not

“Harry Barr”

Director

Reviewed and does not accept responsibility for the adequacy or accuracy of this release

CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

September 4, 2003

Item 3: Press Release

A Press release dated and issued September 4, 2003 in Vancouver, BC to the TSX Venture Exchange and through various other approved public media.

Item 4: Summary of Material Change

Announcement of a Private Placement of 1,500,000 units for proceeds of up to $150,000.

Item 5: Full Description of Material Change

See attached News Release dated September 4, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___September 5, 2003___________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

EL NINO VENTURES INC.

2303 West 41st Avenue

Vancouver, B.C. V6M 2A3

Telephone: (604) 685-1870  Facsimile: (604) 685-6550

TSX Trade Symbol: ELN

OTCBB:  ELNOF

NEWS RELEASE

September 4, 2003

PRIVATE PLACEMENT

El Nino Ventures Inc. wishes to announce that it has arranged for up to 1,500,000 units at a price of $0.10 per unit for gross proceeds of $150,000.  Each unit will consist of one common share in the capital of the Company and one non-transferable share purchase warrant (the “Warrant”), each Warrant entitling the holder thereof to purchase one additional common share (the “Warrant Shares”) of the Company for a period of two years at a price of $0.13 per Warrant Share.

The Company has yet to determine whether a portion of the common shares to be issued will have flow-through privileges attached to them.  The proceeds of the private placement will be used for acquisition, exploration and development of the Company’s mineral projects and for general working capital.  The foregoing is subject to regulatory approval.

On behalf of the Board of Directors

The TSX Venture Exchange has not

“Harry Barr”

Director

Reviewed and does not accept responsibility for the adequacy or accuracy of this release

CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

EL NINO VENTURES INC.

2303 West 41st Avenue

Vancouver, B.C. V6M 2A3

Telephone: (604) 685-1870  Facsimile: (604) 685-6550

TSX Trade Symbol: ELN

OTCBB:  ELNOF

NEWS RELEASE

September 10, 2003

Stock Options Granted

Vancouver: El Nino Ventures Inc. wishes to announce that 354,000 incentive stock options have been granted to directors and employees and consultants at an exercise price of $0.15 per common share for a period of five years subject to regulatory approval.

On behalf of the Board of Directors

The TSX Venture Exchange has not

“Harry Barr”

Director

Reviewed and does not accept responsibility for the adequacy or accuracy of this release

CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

September 10, 2003

Item 3: Press Release

A Press release dated and issued September 10, 2003 in Vancouver, BC to the TSX Venture Exchange and through various other approved public media.

Item 4: Summary of Material Change

354,000 incentive stock options granted.

Item 5: Full Description of Material Change

Management of El Nino Ventures Inc. wishes to announce that the Company has granted 354,000 incentive stock options to employees, consultants, and insiders of the Company at the exercise price of $0.15 per common share for a period of five years subject to regulatory approval.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___September 11, 2003__________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

El Nino Ventures Inc. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on September 10, 2003 354,000 incentive stock options were granted to employees and consultants of the Issuer at an exercise price of $0.15 for a period of five years, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 17th day of September, 2003.

CanAlaska Ventures Ltd.

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

EL NINO VENTURES INC.

2303 West 41st Avenue

Vancouver, B.C. V6M 2A3

Telephone: (604) 685-1870  Facsimile: (604) 685-6550

TSX Trade Symbol: ELN

NEWS RELEASE

September 19, 2003

PRIVATE PLACEMENT CANCELLED

El Nino Ventures Inc. wishes to announce that it has cancelled the private placement for up to a 1 million units at a purchase price of $0.15 per unit, which was announced May 29, 2002.

On behalf of the Board of Directors

The TSX Venture Exchange has not

“Harry Barr”

Director

Reviewed and does not accept responsibility for the adequacy or accuracy of this release

CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

September 19, 2003

Item 3: Press Release

A Press release dated and issued September 19, 2003 in Vancouver, BC to the TSX Venture Exchange and through various other approved public media.

Item 4: Summary of Material Change

Private placement cancelled.

Item 5: Full Description of Material Change

The Company wishes to announce that it has cancelled the private placement for up to 1 million units at a purchase price of $0.15 per unit which was announced May 29, 2002.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___September 22, 2003__________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

EL NINO VENTURES INC.

(An Exploration Stage Company)

Financial Statements

July 31, 2003

(Canadian Dollars)

EL NINO VENTURES INC.

(An Exploration Stage Company)

Balance Sheet (note 1)

(Canadian Dollars)

	July 31	Jan 31
	2003	2003

Assets

Current
Cash	$698	$28,485
Accounts receivable	762	651

Total Current Assets	1,460	29,136
Equipment, net (note 3)	543	543

Total Assets	$2,003	$29,679

Liabilities

Current
Accounts payable	11,288	12,338
Due to related parties (note 6(e))	53,967	40,500
	$65,255	$52,838
Commitments (note 8)
Stockholders' Equity (notes 2 and 5)

Common Stock no par value	2,827,593	2,827,593
100,000,000 Shares authorized
3,071,546 (2003 - 3,071,546)
issued and outstanding
Shares subscribed	25,000	25,000
Deficit Accumulated During the Exploration Stage	(2,915,845)	(2,875,752)

Total Stockholders' Equity	(63,252)	(23,159)

Total Liabilities and Stockholder's Equity	$2,003	$29,679

Approved on behalf of the Board:

“Harry Barr”

__________________________ Director

“Taryn Downing”

__________________________ Director

EL NINO VENTURES INC.

(An Exploration Stage Company)

Statement of Operations

July 31, 2003

(Canadian Dollars)

	3 Months	3 Months	6 Months	6 Months
	Ended	Ended	Ended	Ended
	July 31	July 31	July 31	July 31
	2003	2002	2003	2002

Expenses
Management fees	$6,000	$7,500	$12,000	$15,000
Office and miscellaneous	782	727	965	1,524
Professional fees	850	2,100	1,550	3,474
Stock exchange and transfer
agent fees	6,825	6,213	11,827	10,459
Consulting	821	892	3,471	1,734
Exploration expenditures (note 4)	452	0	1,988	4,068
Telephone	119	91	186	91
Travel, promotion, investor
relations and trade shows	108	38	108	38
Rent	3,967	3,967	7,934	7,934
Interest and bank charges, net	34	(77)	64	(276)
Depreciation	0	0	0	0

Net (Loss)	$(19,958)	$(21,421)	$(40,093)	$(44,046)

EL NINO VENTURES INC.

(An Exploration Stage Company)

Statement of Stockholders' Equity

July 31, 2003

(Canadian Dollars)

	Common Stock
	(note 5(b))		Share		Total
	Number		Subscriptions		Stockholders'
	of Shares	Amount	Received	Deficit	Equity
Balance, February 19, 1988 (inception)	0	$0	$0	$0	$0
Issue of shares
For cash			0
Private placement	8	100	0	0	100
Share subscriptions received, cash
net of issue costs	0	0	39,160	0	39,160
Net loss	0	0	0	(32,113)	(32,113)
Balance, January 31, 1989	8	100	39,160	(32,113)	7,147
Issue of shares			0
For cash
Private placement,
net of issue costs	105,250	110,064	0	0	110,064
For subscriptions previously received	15,583	39,160	(39,160)	0	0
Net loss	0	0	0	(81,172)	(81,172)
Balance, January 31, 1990	120,841	149,324	0	(113,285)	36,039
Issue of shares
For cash	58,333	202,851	0	0	202,851
For property	8,333	8,000	0	0	8,000
Net loss	0	0	0	(239,911)	(239,911)
Balance, January 31, 1991	187,507	360,175	0	(353,196)	6,979
Issue of shares
For cash	6,667	12,000	0	0	12,000
Net loss	0	0	0	(57,761)	(57,761)
Balance, January 31, 1992	194,174	372,175	0	(410,957)	(38,782)
Issue of shares
For debt settlement	19,234	35,871	0	0	35,871
Share subscriptions received, cash	0	0	30,000	0	30,000
Net loss	0	0	0	(58,393)	(58,393)
Balance, January 31, 1993	213,408	408,046	30,000	(469,350)	(31,304)
Share subscriptions received, cash
net of issue costs	0	0	284,600	0	284,600
Net loss	0	0	0	(87,237)	(87,237)
Balance, January 31, 1994	213,408	408,046	314,600	(556,587)	166,059
Issue of shares
For cash and subscriptions
previously received	83,333	224,086	(152,298)	0	71,788
For finder's fees	5,270	10,750	0	0	10,750
For cash subscriptions previously
Received	88,777	238,805	(162,302)	0	76,503
Share issue costs	0	0	0	(10,750)	(10,750)
Net loss	0	0	0	(348,385)	(348,385)
Balance, January 31, 1995	390,788	881,687	0	(915,722)	(34,035)
Issue of shares
Exercise of warrants	54,430	111,037	0	0	111,037
For property	29,167	70,000	0	0	70,000
For debt settlement	73,746	132,741	0	0	132,741
Share subscriptions received, cash	0	0	95,500	0	95,500
Net loss	0	0	0	(224,701)	(224,701)
Balance, January 31, 1996	548,131	$1,195,465	$95,500	$(1,140,423)	$150,542

EL NINO VENTURES INC.

(An Exploration Stage Company)

Statement of Stockholders' Equity

July 31, 2003

(Canadian Dollars)

	Common Stock
	(note 5(b))	Share			Total
	Number		Subscriptions		Stockholders'
	Of Shares	Amount	Received	Deficit	Equity

Balance, January 31, 1996	548,131	$1,195,465	$95,500	$(1,140,423)	$150,542
Issue of shares
For cash
Private placement	165,833	418,500	(95,500)	0	323,000
Exercise of options	36,917	141,760	0	0	141,760
Exercise of warrants	26,403	53,863	0	0	53,863
For finders' fee	18,000	54,000	0	0	54,000
For resource property	4,167	13,500	0	0	13,500
Net loss	0	0	0	(801,029)	(801,029)
Balance, January 31, 1997	799,451	1,877,088	0	(1,941,452)	(64,364)
Issue of shares
For cash
Private placement	41,667	100,000	0	0	100,000
Exercise of options	2,083	8,000	0	0	8,000
For settlement of debt	196,206	353,170	0	0	353,170
Net loss	0	0	0	(483,928)	(483,928)
Balance, January 31, 1998	1,039,407	2,338,258	0	(2,425,380)	(87,122)
Cancellation of subscription
Receivable	(16,889)	(40,534)	0	0	(40,534)
Net loss	0	0	0	(74,587)	(74,587)
Balance, January 31, 1999	1,022,518	2,297,724	0	(2,499,967)	(202,243)
Issue of shares
For cash
Private placement	1,546,138	324,689	0	0	324,689
For settlement of debt	47,800	86,041	0	0	86,041
Net loss	0	0	0	(84,872)	(84,872)
Balance, January 31, 2000	2,616,456	2,708,454	0	(2,584,839)	123,615
Issue of shares
For resource property (note 4)	100,000	40,000	0	0	40,000
Cancellation of escrow shares	(62,500)	0	0	0	0
Net loss	0	0	0	(137,049)	(137,049)
Balance, January 31, 2001	2,653,956	2,748,454	0	(2,721,888)	26,566
Issue of shares
For cash
Exercise of warrants	417,590	79,139	0	0	79,139
Shares subscribed (2003)	0	0	25,000	0	25,000
Net loss	0	0	0	(153,864)	(153,864)

Balance, January 31, 2002,2003	3,071,546	$2,827,593	$25,000	$(2,875,752)	$(23,159)
Issue of shares
For cash
Exercise of warrants	0	0	0	0	0
Shares subscribed	0	0	0	0	0
Net loss	0	0	0	(40,093)	(40,093)

Balance, July 31, 2003	3,071,546	$2,827,593	$0	$(2,915,845)	$(63,252)

EL NINO VENTURES INC.

(An Exploration Stage Company)

Statement of Cash Flows

July 31, 2003

(Canadian Dollars)

	3 Months	3 Months	6 Months	6 Months
	Ended	Ended	Ended	Ended
	July 31	July 31	July 31	July 31
	2003	2002	2003	2002
Operating Activities
Net loss	$(19,958)	$(21,421)	$(40,093)	$(44,046)
Items not involving cash
Exploration expenditures
paid with shares	0	0	0	0
Loan receivable written off	0	0	0	0
Property and equipment written off	0	0	0	0
Depreciation	0	0	0	0
Finders' fees	0	0	0	0
Operating Cash Flow	(19,958)	(21,421)	(40,093)	(44,046)

Changes in Non-Cash Working Capital
Accounts receivable	4	(287)	(111)	1,724
Subscriptions receivable	0	0	0	0
Prepaid expenses	0	0	0	0
Accounts payable	8,917	4,500	12,417	11,242
	8,921	4,213	12,306	12,966
Cash Used in Operating Activities	(11,037)	(17,208)	(27,787)	(31,080)

Investing Activities
Proceeds on sale of property and equipment	0	0	0	0
Purchase of property and equipment	0	0	0	0
Cash Provided by (Used in) Investing Activities	0	0	0	0

Financing Activities
Issuance of shares for cash	0	0	0	0
Share issue costs	0	0	0	0
Subscriptions received	0	0	0	0
Loan advances (repayments)	0	0	0	0
Cash Provided by Financing Activities	0	0	0	0

Inflow (Outflow) of Cash	(11,037)	(17,208)	(27,787)	(31,080)
Cash, Beginning of Period	11,735	54,102	28,485	67,974
Cash, End of Period	$698	$36,894	$698	$36,894
Supplemental Cash Flow
Information
Non-cash investing activity
Shares issued for resource property	0	0	0	0

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

July 31, 2003

(Canadian Dollars)

1.

INCORPORATION, OPERATIONS AND GOING CONCERN

El Nino Ventures Inc. ("the Company") was incorporated on February 19, 1988 in British Columbia.  The Company is in the business of exploring mineral properties and is considered to be an exploration stage company.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis.  This presumes funds will be available to finance on-going development, operations and capital expenditures and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.  Management intends to raise additional capital through share issuances to finance operations.

The Company has minimal capital resources presently available to meet obligations which normally can be expected to be incurred by similar companies.  These factors raise substantial doubt about the Company's ability to continue as a going concern and is dependent on its ability to obtain and maintain an appropriate level of financing on a timely basis and to achieve sufficient cash flows to cover obligations and expenses.  The outcome of these matters cannot be predicted.  These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might by necessary should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Exploration expenditures

The Company is in the exploration stage and expenses all exploration expenditures as they are incurred until it is determined that a property has economically recoverable ore reserves, further exploration expenditures will then be capitalized.

(b)

Depreciation

Depreciation of computers is calculated on a declining balance basis at an annual rate of 30%.

(c)

Loss per share

Loss per share computations are based on the weighted average number of common shares outstanding during the year.  Diluted loss per share has not been presented as the outstanding stock options and warrants are anti-dilutive.

(d)

Revenue recognition

Incidental revenues from mineral sales during the exploration phase are offset against mineral exploration expense.

(a)

Stock based compensation

Effective February 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in accounting for its employee stock option plans.  Options granted to employees are accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market.  Options granted to non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

#

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

July 31, 2003

(Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Financial instruments

The Company's financial instruments consist of cash, accounts receivable and accounts payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximate their carrying values.

(g)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

3.

EQUIPMENT

	2003
		Accumulated
	Cost	Depreciation	Net

Computers	$1,863	$1,320	$543

4.

EXPLORATION EXPENDITURES

	July 31, 2003
	Acquisition	Exploration
	Costs	Expenditures	Net

Sassy Gold Project,
Pogo Area, Alaska	$56,649	$12,239	$68,888
	Jan. 31, 2003
	Acquisition	Exploration
	Costs	Expenditures	Net

Sassy Gold Project,
Pogo Area, Alaska	$55,113	$11,787	$66,900

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

July 31, 2003

(Canadian Dollars)

4.

EXPLORATION EXPENDITURES (Continued)

During the year ended January 31, 2001, the Company acquired 66 State of Alaska Mining claims on the Sassy Gold property in Interior Alaska's Tintina Gold Belt.  Under the terms of the lease purchase option agreement with Anglo Alaska Gold Corp. ("Anglo"), the Company must expend the following work commitments on the property:

Calendar year 2000

-  US $10,000 (waived)

Calendar year 2001

-  US $25,000 (waived)

Calendar year 2002

-  US $45,000 (waived)

Calendar year 2003

  and each succeeding

  year during the agreement

-  US $50,000 (waived)

The Company is obligated to issue to Anglo 100,000 common shares of the Company upon execution of the agreement (done) and a further 100,000 common shares upon completion of the First Work program with recommendation for future work.

The Company will pay a production royalty equal to 3% of the Net Smelter Returns ("NSR") to Anglo of not less than the following minimum royalties:

Agreement date

-

US

 $5,000 (paid)

November 1, 2000

-

US

 $5,000 (paid)

March 1, 2001  *

-

US

 $5,000 (waived)

November 1, 2001 *

-

US

 $5,000 (paid March 1, 2002 and reduced to US $2,500)

March 1, 2002 *

-

US

$10,000 (amended to November 1, 2002)

November 1, 2002 *

-

US

$10,000 (amended to March 1, 2003)

March 1, 2003 and each

  succeeding March 1

  during the agreement

-

US

$20,000

November 1, 2003 and each

  succeeding November 1

  during the agreement

-

US

$20,000

•

Should the property be optioned to a third party then the original payment shall apply.

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

July 31, 2003

(Canadian Dollars)

4.

EXPLORATION EXPENDITURES (Continued)

Further to an amendment dated February 3, 2003 the production royalty has been amended and reduced as follows:

New Payment Date and Amount

March 1, 2003

$ 1,000

 (paid)

March 1, 2004

   1,000

March 1, 2005

   5,000

March 1, 2006

   5,000

March 1, 2007

   5,000

March 1, 2008

   5,000

All existing work commitments on the property have been waived and the Company is obligated to complete only the minimum amount of work required by law to keep the property in good standing.

The Company also has the option to purchase one-third of the total NSR (or 1% NSR) from Anglo for US $1,000,000 subject to further TSX Venture Exchange ("TSX") review and acceptance.

5.

STOCKHOLDERS' EQUITY

(a)

Authorized

  100,000,000  Common voting shares without par value (no additional paid-in capital).

(b)

Effective May 19, 1999 the common stock of the Company was consolidated on a 12 for 1 basis.  After consolidation the authorized number of shares was increased from 1,666,666 (post-consolidation) to 100,000,000.  Prior years' number of share amounts have been restated to reflect this consolidation.

(c)

62,500 common shares issued in a prior year were held in escrow subject to the direction and determination of the TSX.  The escrow expired during the year ended January 31, 2000 and the shares were cancelled.

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

July 31, 2003

(Canadian Dollars)

5.

STOCKHOLDERS' EQUITY (Continued)

(d)

At July 31 the following stock options were outstanding:

Expiry Date	Exercise Price	Number of Shares
		2003	2002

March 17, 2005	$ 0.55	250,000	250,000

(e)

The Company has granted founders, directors and certain employees stock options.  Stock option activity is summarized as follows:

	Number	Exercise
	of Shares	Price *

Balance outstanding, January 31, 1998 and 1999	80,111	$ 2.61
2000 – Expired	(55,133)	1.92
2000 – Cancelled	(24,978)	3.84

Balance outstanding, January 31, 2000	0	0.00
2001 – Granted	260,000	0.55
2001 – Cancelled	(10,000)	0.55

Balance outstanding, July 31, 2002 and 2003	250,000	$ 0.55

*

Weighted average exercise price

(f)

During the year ended January 31, 2001, the Company issued 100,000 common shares at $0.40 per share as part of the consideration for the Pogo Area property (note 4).

(g)

On May 29, 2002, up to a one million unit private placement was announced at a price of $0.15 per unit consisting of one common share in the capital of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder thereof to purchase one additional common share ("warrant shares") of the Company for a period of two years at a price of $0.20 per warrant share.  The Company has yet to determine whether all or a portion of the common shares to be issued will have flow-through privileges attached to them.

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

July 31, 2003

(Canadian Dollars)

6.

RELATED PARTY TRANSACTIONS

(a)

During the period ended July 31, 2003, the Company was charged $12,000  for management fees to companies with common directors.

(b)

During the period ended July 31, 2003, the Company paid $1,854 for consulting fees to a company controlled by an officer and director.

(c)

During the period ended July 31, 2003, the Company paid $1,250 for professional fees to a company controlled by an officer.

(d)

During the period ended July 31, 2003, the Company paid  rent of $7,934  to a company controlled by a director.

(e)

Due to related parties includes $53,967 due to companies with common directors.

7.

INCOME TAX LOSSES

The components of the future income tax assets using applicable tax rates are as follows:

Future income tax assets
Non-capital loss carry-forwards	$445,200
Capital loss carry-forwards	74,800
Unused cumulative Canadian exploration	244,000
Unused cumulative foreign exploration	26,800

790,800
Less: Valuation allowance	(790,800)

Net future income tax assets	$0

The valuation allowance reflects the Company's estimate that the tax assets likely will not be realized.

The exploration expenses can be carried forward indefinitely to reduce taxable income of future years.  The capital losses may be carried forward indefinitely to apply against capital gains of future years.  The non-capital losses expire commencing in 2004 through 2010 as follows:

2004	385,000
2005	294,000
2006	94,000
2007	95,000
2008	86,000
2009	67,000
2010	92,000

$1,113,000

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

July 31, 2003

(Canadian Dollars)

8.

COMMITMENTS

By agreement dated July 1, 2000 and amended November 8, 2000, the Company entered into a 5 year lease for premises with a company controlled by a director.  Minimum basic rent commitments are approximately as follows:

2004	10,000
2005	4,000

$14,000

In addition, the Company is also responsible for its proportionate share of property taxes and operating costs.

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SCHEDULE C

PRESIDENT’S REPORT

El Nino Ventures Inc. (“El Nino”) continues to review potential gold and other mineral properties for possible acquisition and is focusing it attention on properties located in Canada or the United States, more particularly in Alaska, where potential remains extraordinarily high and the average gold discovery cost of some $5/oz makes it extremely appealing to junior companies such as El Nino.  El Nino’s criteria remains very stringent as it seeks a property with not only potential economic value, but also one that has an excellent infrastructure in its vicinity. El Nino continues to develop its interest in the Sassy Gold Project, located in the Goodpaster Mining District of Alaska. Sassy lies some 5 km to the north of the Teck-Sumitomo Pogo Deposit.

MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATING RESULTS

The following discussions and analysis should be read in conjunction with the Consolidated Financial Statements in Schedule A.

Results of Operations

The second quarter ended July 31, 2003 resulted in a net loss of $40,093 which compares with a loss of $44,046 for the same period in 2002. General and administrative expenses for the period ending July 31, 2003 were $38,105, a decrease of $1,873 over the same period in 2002.  During the first six months, $1,988 was spent on exploration acquisition costs compared to $4,068 the year before.

El Nino is not engaged in any investor relations contracts.

Liquidity and Capital Resources

Working capital deficit at July 31, 2003 was ($63,795) compared to working capital deficit of ($23,702) at January 31  2003.

On September 4, 2003, the Company announced a 1.5 million unit private placement at a price of $0.10 per unit for gross proceeds of $150,000. As at September 4, 2003, $25,000 was subscribed for.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The company has limited financial resources, no source of operation cash flow and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

 El NINO VENTURES INC.

JULY 31, 2003

(IN CANADIAN DOLLARS)

SCHEDULE B

Section 1:

             Related Transaction - Current Fiscal Year-To-Date:

See financial statements for details.

Section 2:

A.

Securities Issued During Quarter Ended July 31, 2003.

NIL

B.

Options Granted During Quarter Ended July 31, 2003.

NIL

Section 3:

A.

Authorized And Issued Share Capital As At July 31, 2003.

Authorized share capital 100,000,000 common shares without par value.  A total of 3,071,546 shares have been issued for a total of $2,827,593.

A.

     Outstanding Options As At July 31, 2003.

March 17, 2005	250,000	$0.55

Outstanding Warrants As At July 31, 2003.

NIL

C.

Shares In Escrow Or Subject To Pooling As At July 31, 2003.

 NIL

D.

List Of Directors and Officers As At July 31, 2003.

Harry Barr – Director and President

            Werner Grieder - Director

            Taryn Downing – Director and Corporate Secretary

Gord Steblin – Chief Financial Officer

#